Exhibit 10.36
July 24, 2009
Mr. Donald Michael Harlan, Jr.
1321 Leighton Circle
Louisville, KY 40222
Dear Mr. Harlan:
     In accord with previous conversations, we are pleased to offer to you the permanent full-time position of Executive Vice President and Chief Operating Officer of Breeze-Eastern Corporation (the “Company”) in accordance with the following terms.

Position:	Executive Vice President and Chief Operating Officer, effective August 17, 2009 (“Company Hire Date”). In this capacity, you shall devote your best efforts and your full business time and attention to the performance of the services customarily incident to such office and position and to such other services of a senior executive nature as may be reasonably requested by the Board of Directors (the “Board”) of the Company which may include services for one or more subsidiaries or affiliates of the Company. You shall report to the Chief Executive Officer of the Company or at such time as you are elected to the position of Chief Executive Officer you shall report to the Board.

Salary:	Effective your Company Hire Date, $260,000 per year. At such time as the Board elects you to the position of Chief Executive Officer (“CEO”), your annual salary shall increase to $300,000. It is the current expectation of the Board that you will be elected CEO effective April 1, 2010. Your salary will be paid biweekly in arrears. Commencing Fiscal Year 2012, which begins April 1, 2011, you will be eligible for periodic salary increases subject to the Company’s policies on employee evaluation and compensation and the approval of the Board.

Bonus:	You will participate as provided herein in the Breeze-Eastern FY’ 10 Annual Incentive Compensation Plan (“Annual Plan”), provided that for Fiscal Year 2010, which ends March 31, 2010, you will be awarded a minimum bonus of $78,000, fifteen (15%) percent of which shall be paid in shares of the common stock of the Company (“Company Shares”). Under the Annual Plan the

percentage of your base salary that will be your target award will be 60% if the EBITDA established in the Tactical Plan as approved by the Board is achieved. Subject to the minimum established for FY10, your bonus will be adjusted up or down commensurate with the bonus schedule attached to the Annual Plan and subsequent plans approved by the Board. The bonus under the Annual Plan will be payable in June 2010. You will be eligible to participate in subsequent fiscal year bonus plans as may be established by the Board of Directors of the Company. In subsequent bonus years and following your election as CEO, your bonus target will be 70% of the annual bonus, fifteen (15%) percent of which shall be paid in Company Shares.

Stock Options:	Upon commencement of employment with the Company, you will be awarded options to purchase 100,000 shares of the Company’s common stock at the closing price on the day before your Company Hire Date. These options vest 1/3 on each of the subsequent anniversary dates of the grant and shall be subject to the provisions of the form of option agreement established by the Company pursuant to the stock option plan approved by the shareholders (the “Stock Option Agreement”). In subsequent years, you shall be eligible for stock option awards as determined by the Incentive & Compensation Committee of the Board of Directors and based on an evaluation of your performance.

Severance:	In the event you are terminated by the Company without cause at any time during your first two years of employment you will receive severance pay equal to one year’s base annual salary in effect at the time of termination, but exclusive of bonuses, and the continuation of employee benefits for a period of one (1) year. The foregoing severance is in lieu of the Company’s Corporate Severance Pay Plan and shall be subject to changes, if any, approved by the Board which provide for greater severance benefits than provided under this letter agreement.

Change of Control:	In the event of a change of control, which shall be defined as set out in the Stock Option Agreement, and your termination or resignation for good reason, as hereinafter defined, within 24 months of the change of control, you would receive a cash payment equal to two years base pay and the average of your bonuses for two years. In addition, the vesting of all stock options and restricted shares would accelerate upon a change in control. Payments received upon a change of control and your termination or resignation for good reason would be in lieu of any and all payments you would receive upon severance. Termination shall mean a termination that is not voluntary or is other than for cause and resignation for good reason shall mean a resignation following a reduction in compensation, benefits or responsibilities or failure by the Company to obtain an agreement from any successor or assignee legal entity to assume and perform the obligations set out in this paragraph.

Relocation:	With respect to relocation of your principal residence, to be completed within twelve months of your Company Hire Date, the Company will reimburse you for reasonable and customary (as agreed between the Company and you): moving expenses, closing costs incurred in connection with the purchase of your new primary residence, and a temporary living allowance prior to your relocation. In addition, the Company will reimburse you for the cost of economy air fare for trips twice monthly to your pre-relocation residence for a maximum of twelve months.

The Company will make a tax gross-up for the expenses reimbursed to the extent permissible under applicable law. In the event that you voluntarily terminate your employment with the Company within 12 months of relocation, all amounts reimbursed must be repaid to the Company.

401(k):	As a Company employee, you will be eligible to participate in the Breeze-Eastern Retirement Savings Plan in accordance with the provisions of the plan. The plan requires that an employee have one month of service before he or she is eligible to contribute to the plan. Company contributions require one year of service.

Medical/Dental:	You will be entitled to the normal benefits accorded the Company’s salaried employees, which currently include major medical, hospitalization, dental and prescriptions. The specifics of these benefits are subject to modification or termination at any time.

Vacation:	Four (4) weeks. You will also receive four personal days and six sick days per year in accordance with Company policies. The Company does not offer sabbaticals and there is no policy for comp time for corporate officers.

Off-Site Support:	You will be provided with the use of a Company-owned laptop computer comparable to those used by other corporate officers.

Other Benefits:	The Company’s policy manual contains illustrations of other benefits, such as tuition reimbursement, travel insurance, etc. which are available to all Company employees.

Stock Ownership:	During the period of your employment, you shall acquire and thereafter maintain ownership of Company Shares as provided herein. Not later than December 31, 2009, you shall, subject to the availability of Company trading windows for Company insiders, purchase on the open market Company Shares having a value of not less than $50,000. Subsequent thereto you shall pursue a program to acquire additional Company Shares so that your aggregate holdings of Company Shares shall equal your then current base salary (your “Minimum Stock Ownership Commitment”). As a minimum, beginning calendar year 2010, you shall acquire each year an additional $50,000 of Company Shares towards your Minimum Stock Ownership Commitment. Company Shares received through the Company’s annual incentive compensation plan shall be credited towards your Minimum Stock Ownership Commitment. In the event that in any year Company Shares received under the then annual plan have a value of less than $50,000, you shall purchase on the open market Company Shares aggregating at least the amount necessary to equal $50,000 for that year. From the date that you have achieved your Minimum Stock Ownership Commitment, you shall, within 6 months of receiving a raise in your base salary, increase as may be necessary your ownership of Company Shares to meet your then applicable Minimum Stock Ownership Commitment.
     The Company maintains an “employment at will” policy, and by acceptance of employment with the Company you acknowledge and agree to such policy. The Company reserves the right to amend or change any of its benefit programs at its discretion. Terms of your employment, including the at-will policy, may not be modified by any oral or implied agreement with any officer of the Company or by a writing unless approved by the Board. As an officer of Breeze-Eastern Corporation, you will be subject to certain SEC requirements and restrictions upon your ability to buy and sell securities of the Company. You will be considered a Section 16(b) employee, subject to SEC reporting of your holdings, and changes thereto, of Company stock.
     As a condition of your employment, you agree to become familiar with and comply with the provisions of the Company’s policies and procedures and you agree to sign and agree to comply with any non-disclosure of confidential information/trade secret agreements and any patent and invention assignment agreements specified in such policies and procedures. These policies may be, and are, modified from time to time. It is your responsibility to maintain an up to date knowledge of these policies and procedures.
     In recognition of the risks and obligations you will undertake in accepting a position as an officer in the Company, Breeze-Eastern Corporation will enter into an indemnification agreement with you relative to claims brought against you in your capacity as an officer of the Company. This agreement will be provided under separate cover. The Company maintains a Directors and Officers Insurance policy as added protection.
     Your employment and election to the officer position noted above is contingent upon the Board of Directors of Breeze-Eastern Corporation approving such appointment, your receipt of any necessary governmental security clearances, and appropriate credential confirmation. Your appointment pursuant to this offer of employment is on the agenda of the July 29, 2009 meeting of the Board.
     If the above offer is acceptable to you, please sign both copies of this letter, keep one copy for your files and return the other copy to me. If you have any questions about any of the items noted above, please do not hesitate to call me. This offer will expire, unless accepted, at the close of business on August 3, 2009.
     We are very enthusiastic about having you join our team. Breeze-Eastern Corporation is poised to begin another exciting chapter in its quest for growth and achievement of its goals. I, along with the other members of our management group, am sure that you will make a significant addition to our team as we pursue the challenges and opportunities facing us.
Very truly yours,
Robert L. G. White
President and
Chief Executive Officer
Agreed and Accepted

Donald Michael Harlan, Jr.